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                           September 19, 2022

       Karl Kan Zhang
       Chairman of the Board and Chief Technology Officer
       CooTek(Cayman)Inc.
       9-11F, T2, No.16 Lane 399 Xinlong Road, Minhang District
       Shanghai, 201101
       People's Republic of China

                                                        Re: CooTek(Cayman)Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-38665

       Dear Mr. Zhang:

              We have reviewed your September 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 21, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Introduction, page 1

   1. We note your response to our prior comment 1. Please revise the definition of "China"
                                                        and "PRC" to include
Hong Kong and Macau and clarify that the only time that "China"
                                                        and "PRC" does not
include Hong Kong or Macau is when you reference specific laws and regulations adopted
by the PRC. Additionally, clarify that the legal and operational risks associated with
operating in China also apply to operations in Hong Kong and
                                                        Macau. Lastly, discuss
any commensurate laws and regulations in Hong Kong and Macau, where applicable
throughout the prospectus, and the risks and consequences to you including the
enforceability associated with those laws and regulations.
 Karl Kan Zhang
CooTek(Cayman)Inc.
September 19, 2022
Page 2
Financial Information Related to the VIEs, page 8

2. Please explain further your response to the first bullet point in prior comment 7 where you indicate that the VIEs received funding in the form of loans instead of charging service fees from the WFOE. Tell us what the inter-company revenue in the VIE column represents and clarify why the VIEs earned revenue from the WFOE or the Other
         Company Subsidiaries. Also, provide us with the revised disclosures that you intend to include in future filings regarding your response to this comment.
3. We note your response to the third bullet point in comment 7 where you provide the amount of service fees charged by the WFOE, which agrees to the "other inter-company service fees" expense included in the VIE column of your consolidating statements of operations. Please tell us how such fees are reflected in the WFOE column. To the extent such fees are included in "inter-company revenues" in the WFOE column, revise to separately disclose, either in the worksheet or a footnote, inter-company revenues earned by the WFOE from the VIE pursuant to the Exclusive Business Cooperation Agreement.
4. We note the proposed revisions to your condensed consolidating cash flow worksheet where you intend to reflect the amounts received by the VIE from the WFOE. Please tell us how such amounts relate to the consolidating balance sheets. For example, we note that the liability for "amounts due to subsidiaries and VIEs" in the VIE column decreased from $175.3 million at December 31, 2020 to $137.2 million at December 31, 2021 while loans from the WFOE to the VIE per the consolidating cash flow worksheet during fiscal
         2021 totaled $80.7 million. Please explain or revise as necessary. Also, revise the description of such liability to reflect the fact that this line includes amounts due from the
         VIE to other entities that are not subsidiaries of the VIE. Lastly, when you include the revised worksheets in your next response, please ensure that you label them as
         "consolidating" worksheets as indicated in your response to the last bullet point of our prior comment.
5.     We note your response to the fourth and fifth bullet points of comment
7. As it relates to
       the $137.2 million and $175.3 million due to subsidiaries included in the VIE column of the consolidating balance sheet at December 31, 2021 and 2020, respectively, please provide us with a breakdown of the offsetting receivable amounts included in the WFOE,
       Other Company Subsidiaries or CooTek columns. To the extent you offset the inter-
FirstName LastNameKarl Kan Zhang
       company receivables with the "equity method" losses of the VIE as your response appears
Comapany    NameCooTek(Cayman)Inc.
       to indicate, tell us how you determined such offset is appropriate, particularly since you do have
September       an equity
            19, 2022  Pageinterest
                             2     in the VIE.
FirstName LastName
 Karl Kan Zhang
FirstName LastNameKarl Kan Zhang
CooTek(Cayman)Inc.
Comapany 19,
September NameCooTek(Cayman)Inc.
              2022
September
Page 3    19, 2022 Page 3
FirstName LastName
       You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Accounting Branch Chief at 202-551-3499 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Haiping Li